UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number 001-35463
Taro Pharmaceutical Industries Ltd.
(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)
FOR IMMEDIATE RELEASE

CONTACTS:
Mariano A. Balaguer	William J. Coote
VP, CFO	AVP, Business Finance, Treasurer and Investor Relations
(914) 345-9001	(914) 345-9001
Mariano.Balaguer@taro.com	William.Coote@taro.com

TARO PROVIDES RESULTS FOR YEAR ENDED MARCH 31, 2017

Hawthorne, NY, May 22, 2017 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the quarter and fiscal year ended March 31, 2017.

Quarter ended March 31, 2017 Highlights - compared to March 31, 2016
•	Net sales of $196.4 million, decreased $68.7 million, or 25.9%, the result of continuing increased competition and the challenging pricing environment. Overall volumes increased 3%.
•	Gross profit of $143.8 million decreased $80.4 million, and as a percentage of net sales, was 73.2% compared to 84.6% for the same quarter last year.
•	Research and development expenses of $19.9 million, remained in line with the comparable quarter.
•	Selling, marketing, general and administrative expenses (SG&A) of $22.2 million slightly decreased.
•	Operating income of $101.7 million decreased $80.0 million and as a percentage of net sales was 51.8% as compared to 68.6% in the prior year quarter.
•	Foreign Exchange (FX) expense decreased $41.6 million to $5.8 million, principally due to the weakening of the U.S. dollar vs. Canadian dollar at a lower rate than in prior period.
•	Tax expense decreased $5.6 million to $17.3 million resulting in an effective tax rate of 17.3% compared to 16.6% for the same quarter last year.
•	Net Income attributable to Taro was $83.0 million compared to $115.0 million, resulting in diluted earnings per share of $2.05 compared to $2.68 for the same period last year.

Year ended March 31, 2017 Highlights - compared to March 31, 2016
•	Net sales of $879.4 million, decreased $71.4 million, or 7.5%. Overall volumes increased 2% versus the prior year.
•	Gross profit of $671.3 million decreased $107.7 million and as a percentage of net sales, was 76.3% compared to 81.9%.
•	Research and development expenses of $70.6 million decreased slightly.
•	SG&A expenses decreased $6.7 million to $85.7 million, principally as a result of reduced Keveyis spend and certain other savings.
•	Operating income of $515.0 million decreased $99.5 million, and as a percentage of net sales was 58.6% vs. 64.6%.
•
FX income increased $13.1 million to $20.2 million, principally driven by the strengthening of the U.S. dollar vs. Canadian dollar at a slightly lower rate compared to the prior year.  The FX impact is mainly balance sheet driven.

•	Other gain, net of $11.2 million increased $8.5 million, primarily driven by the sale of Keveyis in the fiscal 2017 third quarter.
•
Tax expense increased $8.5 million, mainly due to certain tax benefits reflected in the prior year, not realized in the current year, resulting in the effective tax rate increasing to 18.5% from 15.0%.

•	Net income attributable to Taro was $456.4 million compared to $540.9 million, resulting in diluted earnings per share of $11.05 compared to $12.62 for last year.

Cash Flow and Balance Sheet Highlights - compared to March 31, 2016
•	Cash provided by operations for the period ended March 31, 2017 was $437.5 million, compared to $395.1 million.
•
As of March 31, 2017, cash, including short-term bank deposits and marketable securities of $1.4 billion, increased $158.1 million from March 31, 2016, despite the $294.9 million impact from the Company’s share repurchases during this fiscal year.

- more -

Taro Pharmaceutical Industries Ltd.

 Mr. Abhay Gandhi, Taro’s Interim CEO said, “As is commonly known, and as we have stated for quite some time, the entire generic sector, including Taro, is facing a challenging period.  We continue to see a difficult generic pricing environment, particularly in the U.S., driven by intensified competition among manufacturers, new entrants to the market, buying consortium pressures, and higher ANDA approval rate from the FDA.”  Mr. Gandhi continued, “Based on our well-balanced portfolio, the continuing focus on R&D investment, our healthy pipeline, and the Company’s strong balance sheet, we believe we are well positioned in our target markets.”

FDA Approvals and Filings

The Company recently received approvals from the U.S. Food and Drug Administration (“FDA”) for four Abbreviated New Drug Applications (“ANDAs”): Brompheniramine Maleate, Pseudoephedrine Hydrochloride and Dextromethorphan Hydrobromide Syrup 2 mg/5 mL, 30mg/5 mL, 10 mg/5 mL, Metronidazole Gel USP, 1%, Tazarotene Cream, 0.1% and Felbamate Tablets, 400 mg and 600 mg.  The Company currently has a total of thirty-five ANDAs awaiting FDA approval, including 5 tentative approvals.

Share Repurchase Program - Returning Capital to Shareholders

On November 23, 2016, the Company announced that its’ Board of Directors approved a new $250 million share repurchase of ordinary shares.  This authorization follows the successful completion of the previous $250 million share repurchase program on August 19, 2016;  under which, the Company bought back 1,801,099 of its ordinary shares, of which, 1,733,760 shares were purchased subsequent to April 1, 2016.

Under the November 2016 authorization, repurchases may be made from time to time at the Company’s discretion, based on ongoing assessments of the capital needs of the business, the market price of its stock, and general market conditions.  No time period has been set for the repurchase program, and any such program may be suspended or discontinued at any time.  The repurchase authorization enables the Company to purchase its ordinary shares from time to time through open market purchases, negotiated transactions or other means, including 10b5-1 trading plans in accordance with applicable securities laws or other restrictions.  During the fourth quarter, the Company repurchased 207,503 shares at an average price of $103.99. During the year, the Company repurchased 2,252,725 shares between the two programs.

Purchase of Thallion Pharmaceuticals Inc.

On March 16, 2017, BELLUS Health Inc.(“BELLUS”) announced that it had entered into a share purchase agreement with Taro for the sale of BELLUS’ wholly-owned subsidiary Thallion Pharmaceuticals Inc. (“Thallion”), including all the rights to the drug candidate Shigamab™.  Pursuant to the agreement, Taro is acquiring all issued and outstanding shares of Thallion for a potential total consideration of CAD $2.7 million.  In addition, BELLUS will receive a portion of certain post-approval revenues related to the Shigamab™ program.

Development and Commercialization license to sell and distribute Pliaglis®

On April 25, 2017, Crescita Therapeutics Inc. (“Crescita”), announced it had entered into a development and commercialization license agreement with Taro, under which, Crescita has granted Taro an exclusive license to the rights to sell and distribute Pliaglis® in the U.S. market and for a second-generation enhanced version with patent pending.

Earnings Call (8:00 am EDT, May 23, 2017)

As previously announced, the Company will host an earnings call at 8:00 am EDT on Tuesday, May 23, 2017, where senior management will discuss the Company’s performance and answer questions from participants.  This call will be accessible through an audio dial-in and a web-cast. Audio conference participants can dial-in on the numbers below:
•	Participant Toll-Free Dial-In Number: +1 (844) 421-0601 ID: 21985230
•	Participant International Dial-In Number: +1 (716) 247-5800 ID: 21985230
•	Web-cast: More details are provided on our website, www.taro.com

To participate in the audio call, please dial the numbers provided above five to ten minutes ahead of the scheduled start time.  The operator will provide instructions on asking questions before the call.  The transcript of the event will be available on the Company’s website at www.taro.com.  An audio playback will be available for twenty four (24) days following the call.

Taro Pharmaceutical Industries Ltd.

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2018.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share data)
	Quarter Ended				Year Ended
	March 31,				March 31,
	2017		2016		2017	2016
	(unaudited)		(unaudited)		(unaudited)	(audited)
Sales, net	$196,414		$265,073		$879,387	$950,751
Cost of sales	52,494		40,749		207,860	169,743
Impairment	92		95		276	2,042
Gross profit	143,828		224,229		671,251	778,966

Operating Expenses:
Research and development	19,878		19,948		70,644	71,160
Selling, marketing, general and administrative	22,206		22,561		85,656	92,365
Settlements and loss contingencies	—		—		—	973
Operating income	101,744		181,720		514,951	614,468

Financial (income) expense, net:
Interest and other financial income	(3,654)		(2,896)		(14,468)	(12,604)
Foreign exchange expense (income)	5,830		47,478		(20,168)	(7,068)
Other gain, net	745		860		11,211	2,680
Income before income taxes	100,313		137,999		560,798	636,820
Tax expense	17,313		22,950		103,780	95,313
Income from continuing operations	83,000		115,049		457,018	541,507
Net loss from discontinued operations attributable to Taro	(38)		(34)		(352)	(236)
Net income	82,962		115,015		456,666	541,271
Net (loss) income attributable to non-controlling interest	(23)		65		310	339
Net income attributable to Taro	$82,985		$114,950		$456,356	$540,932

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$2.05		$2.68		$11.06	$12.63
Diluted	$2.05		$2.68		$11.06	$12.63

Net loss per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.00)	*	$(0.00)	*	$(0.01)	$(0.01)
Diluted	$(0.00)	*	$(0.00)	*	$(0.01)	$(0.01)

Net income per ordinary share attributable to Taro:
Basic	$2.05		$2.68		$11.05	$12.62
Diluted	$2.05		$2.68		$11.05	$12.62

Weighted-average number of shares used to compute net income per share:
Basic	40,566,815		42,828,338		41,300,797	42,832,241
Diluted	40,566,815		42,828,338		41,300,797	42,832,241

* Amount is less than $0.01
May not foot due to rounding.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
	March 31,	March 31,
	2017	2016
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$600,399	$576,757
Short-term and current maturities of long-term bank deposits	782,813	648,297
Marketable securities	3,548	3,572
Accounts receivable and other:
Trade, net	203,924	238,611
Other receivables and prepaid expenses	266,280	270,724
Inventories	141,045	138,553
Long-term assets held for sale, net	1,015	1,081
TOTAL CURRENT ASSETS	1,999,024	1,877,595
Long-term bank deposits	70,685	115,173
Property, plant and equipment, net	180,085	159,459
Other assets	39,959	35,806
TOTAL ASSETS	$2,289,753	$2,188,033

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables and other current liabilities	$209,837	$245,462
TOTAL CURRENT LIABILITIES	209,837	245,462
Deferred taxes and other long-term liabilities	6,110	5,427
TOTAL LIABILITIES	215,947	250,889

Taro shareholders' equity	2,067,494	1,931,142
Non-controlling interest	6,312	6,002
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,289,753	$2,188,033

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
	Year Ended March 31,
	2017	2016
Cash flows from operating activities:	(unaudited)	(audited)
Net income	$456,666	$541,271
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,829	14,848
Impairment for long-lived assets	276	2,042
Realized (gain) loss on sale of marketable securities and long-lived assets	(8,389)	74
Change in derivative instruments, net	1,434	(6,137)
Effect of change in exchange rate on inter-company balances and bank deposits	(21,174)	(7,778)
Deferred income taxes, net	73,706	(11,976)
Decrease (increase) in trade receivables, net	34,413	(16,386)
Increase in inventories, net	(3,770)	(19,013)
Increase in other receivables, income tax receivable, prepaid expenses and other	(75,219)	(42,858)
Decrease in trade, income tax, accrued expenses, and other payables	(35,237)	(58,959)
Net cash provided by operating activities	437,535	395,128

Cash flows from investing activities:
Purchase of plant, property & equipment, net	(35,755)	(18,972)
Proceeds from (investment in) other intangible assets	8,440	(134)
Proceeds from other assets	—	35,000
Proceeds from (investment in) short-term bank deposits	196,170	(220,102)
Investment in long-term deposits and other assets	(286,607)	(80,587)
Proceeds from restricted bank deposits	—	199
Investment in marketable securities, net	(26)	(135)
Net cash used in investing activities	(117,778)	(284,731)

Cash flows from financing activities:
Purchase of treasury stock	(294,897)	(9,450)
Repayment of long-term debt	—	(5,888)
Net cash used in financing activities	(294,897)	(15,338)

Effect of exchange rate changes on cash and cash equivalents	(1,218)	57
Increase in cash and cash equivalents	23,642	95,116
Cash and cash equivalents at beginning of period	576,757	481,641
Cash and cash equivalents at end of period	$600,399	$576,757

Cash Paid during the year for:
Interest	$—	$85
Income taxes	$97,782	$192,964
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$692	$1,744

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  May 22, 2017
TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Mariano Balaguer
	Name:	Mariano A. Balaguer
	Title:	VP, Chief Financial Officer and Chief Accounting Officer